June 26, 2009

VIA EDGAR FILING

Max Webb

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C., 20549

RE:  Monarch Casino & Resort, Inc. (the “Company”), file No. 000-22088, comments on Form 10-K for the fiscal year ended December 31, 2008 and Definitive Proxy Statement on Schedule 14A.

Dear Mr. Webb:

We are responding to the Securities and Exchange Commission’s letter dated June 15, 2009.  The “bold” highlighted commentary below is copied from your letter.  Our response immediately follows.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A

Compensation Elements, page 8

1.              We note your response to prior comment 1. Please expand your justification for your belief that performance targets may be omitted due to the risk of competitive harm.  In your revised analysis, tell us specifically how disclosure of historical EBITDA targets would enable competitors to calculate the company’s future operating metrics and tactical plans.  In so doing, please address the following related questions:

•                  Tell us how a competitor could determine the company’s future plans, including short-term and long-term priorities and upcoming operating expense levels, from the disclosure in the proxy statement of performance targets for a past fiscal year;

•                  Explain why a past year’s targets would necessarily be predictive of the company’s strategic plans in future years given that the compensation committee may, from one year to the next, vary the level of difficulty for achievement of the targets;

•                  Explain how a competitor could determine the strategic weight the company places on marketing programs, promotional expenses and staffing from the company’s disclosure of the targets;

•                  Tell us how a competitor’s comparison of the targets against actual performance would enable it to draw a specific conclusion with respect to the company’s strategy and projected performance.  For instance,

•                  Might there be multiple variables that may have affected actual performance that are unrelated to the specific targets or the company’s strategy for a past fiscal year?

•                  How would a competitor be able to differentiate among, and isolate the impact of, potential variables, in order to project the company’s future financial performance or otherwise glean useful information from the difference between actual performance and targeted performance?

•                  Explain in greater detail how disclosure of performance targets could be expected to allow competitors to create marketing, promotional and/or hiring programs specifically targeted and designed to gain an advantage over you.

In responding to the above questions, we encourage you to provide illustrative examples to clearly demonstrate how the performance targets for a past fiscal year could be used by your competitors to derive specific current and future strategic information that could competitively harm the company.

OUR RESPONSE:  We will modify in future filings as suggested to disclose the EBITDA target from the prior year.  For example, in the proxy statement on Schedule 14A to be filed in 2010, we will disclose the EBITDA target that was in place in 2009.

We also acknowledge the requirement to disclose the likelihood that the target in the current year will be achieved.  For example, in the Schedule 14A to be filed in 2010, we will continue the disclosure we have made in previous filings where we have disclosed the following in the last sentence of the “Annual Cash Bonus Award” section under Compensation Elements at page 8:

“Based on the success the management team has had in achieving previous financial profit and other performance targets, we believe it is likely that future bonus awards will be paid fully.”

To provide the reader with greater insight into how the EBITDA target is established, and to provide more color into the likelihood that we achieve the target, we propose to modify that disclosure to read as follows:

“The Board of Directors (the “Board”) sets the EBITDA target at a level they believe is both challenging and achievable.  By establishing a target that is challenging, the Board believes that NEO performance, and therefore Company performance, is maximized.  By setting a target that is also achievable, the Board believes that NEOs remain motivated to perform at the high level required to achieve the target.

Over the five years ended December 31, 2008, the EBITDA target was achieved each year with the exception of 2008.  Based on the success the management team has had in achieving previous financial profit and other performance targets, we believe it is likely that future bonus awards will be paid fully.”

Sincerely,
/s/ Ronald Rowan
Ronald Rowan
Chief Financial Officer
Monarch Casino & Resort, Inc.